SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 2010

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

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Yes	☐	No	☒

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

 Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-      N/A

PRESS RELEASE

ECOPETROL REPORTS ON PENDING LEGAL PROCEEDINGS

Ecopetrol S.A. (“Ecopetrol” or the “Company”) hereby reports that on July 17, 2009 Refineria del Nare S.A. (“Refinare”), currently under mandatory liquidation, filed an action in the Third Section of the Cundinamarca Administrative Court against the General Prosecutor’s Office of Colombia, Ecopetrol, and Hocol S.A.

The plaintiff was subject to a criminal proceeding which began as a result of a raid that the DIJIN's Hydrocarbons Unit undertook on July 20, 2002. The DIJIN members followed three trucks that left a landed property where an illicit valve was found that allowed for the extraction of crude oil from the Oleoducto del Alto Magdalena. Those trucks, protected by transportation notes, arrived at Refinare.

Refinare argues that, as a result of a criminal proceeding initiated against it, Ecopetrol suspended all commercial relations with Refinare, which in turn resulted in the mandatory liquidation it now faces.

Ecopetrol sent its response to the lawsuit on February 8, 2010. Ecopetrol argued, among others, that: 1) it was forced by law to enter the criminal proceedings which the Prosecutor's office brought against Refinare, 2) it did not have a monopoly in the market, nor did it abuse its presumed dominant position in the market with respect to the oil demand supplied by Refinare, 3) it did not engage in any behavior that can considered unfair competition and 4) it was under no legal obligation to sell crude oil to Refinare.

Additionally, Ecopetrol argued that 1) the complaint had partially expired with respect to the alleged illegal competition and presumed acts of jurisdictional error, 2) Ecopetrol does not have any influence on the decisions by the Prosecutor's office and 3) Refinare had reached liquidation as a result of its own economic condition.

The monetary damages Refinare is seeking as a result of alleged general loss, loss of profit, loss of opportunity and goodwill detriment amount to COP$ 710,108,966,763 (approximately US$360 million), plus the applicable default interest rate. The plaintiff also requests to be indemnified for moral damages in an unspecified amount.

To date Ecopetrol is waiting for the commencement of corresponding discovery proceedings relating to this action.

Bogota, Colombia, May 7, 2010

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co      www.ecopetrol.com.co

PRESS RELEASE

Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

    ECP – DIR – R - 001

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co      www.ecopetrol.com.co

SIGNATURE

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:   May 7, 2010

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer